January 4, 2008

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:

Questar Gas Company

Registration Statement on Form S-3 filed November 13, 2007

File No. 333-147317

Form 10-K filed March 20, 2007

Form 10-Q filed November 5, 2007

File No. 333-69210

Dear Mr. Owings:

This letter constitutes the response of Questar Gas Company (“Questar Gas” or “the Company”) to your comment letter dated December 10, 2007, regarding our S-3 filed November 13, 2007, Form 10-K for the year ended December 31, 2006 and Form 10-Q for the quarter ended September 30, 2007.

We are providing our response via EDGAR for your review without amendment to the above referenced Forms S-3, 10-K and 10-Q.

We have set forth below each of the comments in bold font followed by our response to each comment.

Please contact me by telephone at (801) 324-5768, e-mail at alan.allred@questar.com, or facsimile at (801) 324-5535 with any questions or comments regarding this letter. Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/Alan K. Allred

Alan K. Allred

President and Chief Executive Officer

Questar Gas Company

cc:

Sandra Snyder

William Thompson

Response to comment letter dated December 10, 2007

Registration Statement on Form S-3 filed November 13, 2007

1.

We note that you filed the exhibits within the body of your registration statement, instead of as separate documents on EDGAR.  Please rectify this error and file the exhibits to your registration statement as separate documents.

Response:

The Company proposes to file registration statement exhibits as separate documents on EDGAR in future filings with the Commission.

Form 10-K for the period ended December 31, 2006 filed on March 20, 2007

General

2.

We note that you filed the exhibits within the body of the report.  Please file the exhibits as separate documents.  Refer to Item 601 of Regulation S-K.

Response:

The Company proposes to file Form 10-K and Form 10-Q exhibits as separate documents on EDGAR in future filings with the Commission.

3.

Our records show that your file number is 333-69210 rather than the file number that appears on the cover page.  Please make the appropriate revision.

Response:

The Company will use file number 333-69210 in future filings with the Commission and will update the file number as necessary.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 10

Contractual Cash Obligations and Other Commitments, page 13

4.

Please disclose scheduled interest payments in your table of payments due by year.  To the extent you excluded estimated interest payments related to long-term debt obligations that bear interest at variable interest rates, you should include a footnote to the table that provides appropriate estimates.  Refer to Item 303(a)(5) of Regulation S-K.

Response:

The Company proposes to include scheduled-interest payments in our Contractual Cash Obligations and Other Commitments table, including estimates of variable interest payments related to long-term debt obligations, if any, in disclosures made under Item 7 in future filings with the Commission.

Financial Statements

Statements of Cash Flows, page 20

5.

Please tell us your basis for the net presentation in the proceeds from (costs of) asset dispositions line item under the investing activities section.  Otherwise, please revise to separately present proceeds and costs of asset dispositions on a gross rather than net basis.  Refer to paragraphs 11, 12 and 13 of SFAS 95.

Response:

We have not disclosed the costs of dispositions and the proceeds from asset retirements separately because the amounts are not significant as shown in the following table:

	Year Ended December 31
	2006	2005	2004
	(in millions)
Dismantling costs	$(0.6)	$(0.3)	$(0.4)
Salvage credits	1.2	1.2	2.0
Transfers from affiliated companies			(4.7)
Other adjustments		(0.3)	(0.1)
Proceeds from (costs of) asset dispositions	$0.6	$0.6	$(3.2)

Note 1 – Summary of Significant Accounting Policies, page 21

Revenue Recognition, page 21

6.

Reference is made to your disclosure of the PSCU approved pilot program for a conservation enabling tariff here and throughout the filing and in your subsequent filings on Form 10-Q.  Please tell us whether the CET program allows for automatic adjustment of future rates and why you believe that any additional revenues will be collected within 24 months following the end of the annual period in which they are recognized.  In addition, please disclose the terms of the PSCU approved program providing for periodic rate adjustments.  Refer to EITF 92-7.

Response:

The Company proposes to disclose the CET automatic adjustment mechanism in future Form 10-K filings with the Commission as follows:

The CET program, approved by the Public Service Commission of Utah, allows for rate adjustments every six months.  The adjustments will amortize deferred CET amounts over a 12-month period.

Property, Plant and Equipment, page 22

7.

Please disclose the aggregate capitalized costs of gas wells and other asset categories, if any, relating to your oil and gas producing activities, and the related accumulated depreciation, depletion and amortization as of the end of the year.  If capitalized costs of unproved properties are significant, such costs should be separately disclosed.  Refer to paragraphs 18, 19 and 20 of SFAS 69.  Also, please expand your disclosure to describe how the per Mcf rates of depreciation and amortization are calculated.

Response:

Questar Gas has not been actively engaged in oil and gas producing activities since the August 1, 1981, effective date of the Wexpro Agreement.  The Company’s aggregate capitalized cost for wells and appurtenant facilities related to oil and gas activities undertaken prior to the effective date of the Wexpro Agreement was reported as $89.5 million on December 31, 2006 – an amount disclosed as “Production” under the Property, Plant and Equipment section of the Balance Sheets. The related accumulated depreciation and amortization was $76.3 million, including $1.1 million depreciation expense during 2006.  The net book value of $13.2 million and the related annual depreciation expense are not material.  The Company has no capitalized costs for unproved properties.  Capitalized investment in wells and appurtenant facilities are depreciated using the unit-of-production method based on estimated proved developed reserves associated with such investment.  Future abandonment costs are treated as regulatory assets as discussed in Note 3.

8.

Please tell us and disclose how you account for customer contributions in aid of construction, including your presentation in the statements of cash flows.

Response:

The Company proposes to include the following disclosure in our future Form 10-K filings with the Commission:

Questar Gas records customer contributions in aid of construction as a reduction of plant unless the amounts are refundable to customers.  Contributions for main line extensions may be refundable to customers if additional customers connect to the main line segment within five years.  Refundable contributions are recorded as a long-term liability until refunded or the five-year period expires without additional customer connections.  Amounts not refunded are recorded as a reduction of plant.  Questar Gas nets contributions recorded as a reduction of plant with capital expenditures in the Statement of Cash Flows.

Derivative Instruments, page 22

9.

Please expand your qualitative disclosures about derivative instruments to disclose your objectives for holding or issuing those instruments, the context needed to understand those objectives and your strategies for achieving those objectives.  The description should distinguish the types of derivative instruments and your risk management policy for each type of instrument, including a description of the items or transactions for which risks are hedged.  Please also provide quantitative information about derivative instruments to the extent necessary to allow investors to understand the effect of derivative instruments on your financial statements.  Refer to paragraphs 44 and 45 of SFAS 133.

Response:

The Company proposes to include the following disclosure in future Form 10-K filings with the Commission:

The Public Service Commissions of Utah and Wyoming allow Questar Gas to use derivative instruments to stabilize the cost of purchased gas sold to customers.  Gains and losses from changes in the fair value of these derivative instruments are recorded in the Purchased-Gas Adjustment account and are recovered from or credited to customers through semiannual purchased-gas cost pass-through rate adjustments.  Consequently, changes in the fair value do not impact net income or other comprehensive income.  Questar Gas had a fixed-price swap at December 31, 2006 that effectively fixed the purchase price of 3.0 Bcf of natural gas in the first quarter of 2007.  The fair value of this fixed-price swap was a $7.6 million liability at December 31, 2006 and was recorded as a current liability.

Note 2 – Share-Based Compensation, page 24

10.

Please expand your disclosure to provide the information needed to achieve the disclosure objectives of paragraph 64 of SFAS 123(R) as illustrated in paragraphs A240 and A241.  As examples only, you should include a description of share-based arrangements including the general terms of the awards, weighted-average grant-date fair values of awards granted during the year, intrinsic values of awards exercised and exercisable, a description of the method and significant assumptions used to estimate the fair value of awards, and total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which such cost is expected to be recognized.

Response:

We did not include fair value information for stock options because we have not issued stock options to Questar Gas employees since February 2003.  These options were fully vested in 2006.  The Company proposes to include the following disclosure of share-based compensation in our future Form 10-K filings with the Commission:

Questar issues stock options and restricted shares to certain officers and employees of the Company under the Long-Term Stock Incentive Plan (LTSIP). Prior to January 1, 2006, Questar and the Company accounted for share-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion (APBO) 25 “Accounting for Stock Issued to Employees” and related interpretations.  No compensation cost was recorded for stock options because the exercise price equaled the market price on the date of grant and no stock options have been granted since February 2003.  The fair value of stock options was determined on the grant date using the Black-Scholes-Merton option-valuation model.  The granting of restricted shares results in recognition of compensation cost.  Restricted shares are valued at the grant-date market price and amortized to expense over the vesting period.  Questar Gas uses an accelerated method in recognizing share-based compensation costs with graded-vesting periods.

Questar and the Company implemented SFAS 123R “Share Based Payment” effective January 1, 2006, and chose the modified prospective phase-in method of accounting by SFAS 123R.  The modified prospective phase-in method requires recognition of compensation costs for all share-based payments granted, modified or settled after January 1, 2006, as well as for any awards that were granted prior to the implementation date for which the required service has not yet been performed.  As a result of adopting SFAS 123R, the Company’s income before income taxes and net income for the year ended December 31, 2006, were approximately $0.1 million lower than if the Company had continued to account for share-based compensation under APBO 25.  The pro forma share-based compensation expense impact for the year of 2005 was approximately $0.3 million.  Share-based compensation associated with unvested restricted shares amounted to $0.6 million for the year ended December 31, 2006.  Share-based compensation expense for 2006 was $0.7 million.

Note 4 – Other Regulatory Assets and Liabilities, page 25

11.

Please include a description of the other regulatory liabilities in a manner similar to your description of other regulatory assets.

Response:

The Company proposes the following disclosure in future Form 10-K filings with the Commission:

Following is a description of the Company’s regulatory liabilities as of December 31, 2006:

•

Income taxes refundable to customers arise from adjustments made to deferred taxes.

•

The conservation enabling tariff liability represents actual revenues received that are in excess of the allowed revenues.  These amounts are refunded through periodic rate adjustments.

•

The demand side management program liability represents funds available for the program that exceed amounts expended to date.  These amounts are refunded through semiannual demand-side management rate adjustments.

12.

Reference is made to your disclosure on page 6 with respect to the demand-side management program approved by the PSCU effective January 1, 2007.  Please explain to us why you have recognized a regulatory liability for this program at December 31, 2006.

Response:

Questar Gas had a regulatory liability for its demand-side management program as of December 31, 2006 because the PSCU approved a transfer of other funds collected from customers for research and development into an account to be used for demand-side management programs.  Actual expenditures for the demand-side management program did not exceed this transferred amount as of December 31, 2006.  Questar Gas is required to refund any unspent demand-side management funds in future periods.

Note 9 – Commitments and Contingencies, page 28

13.

Please tell us why you believe your disclosure regarding commercial and regulatory claims and litigation and other legal proceedings in which you are involved complies with the provisions of SFAS 5.  In your response, tell us the nature and amount of losses accrued pursuant to the provisions of paragraph 8 of SFAS 5 for each year presented.  Also, in circumstances where there is reasonable possibility that a loss or additional loss may have been incurred, tell us the nature of the contingency and your estimate of the loss or range of loss.  With regard to environmental matters referred to in Item 3 on page 9, please be specific in terms of the sites and the extent of your investigation to determine and quantify your liability.  If applicable, please expand your disclosure in future filings to comply with paragraphs 9 and 10 of

SFAS 5, FIN 14 and SAB Topic 5:Y.  In addition, please also disclose whether you believe that any of the matters will have a material adverse effect on your operating results, each flows or liquidity.

Response:

As explained in Note 9 to our Form 10-K, Questar Gas is involved in various commercial and regulatory claims and litigation and other legal proceedings that arise in the ordinary course of business.  Accruals are recorded for litigation and claims arising from regulation, personal injury and property damage when there is a reasonable probability that a loss may have been incurred and the loss, or range of loss, can be reasonably estimated.  We also disclose any additional potential losses that we believe would have a material adverse effect on the Company’s financial position, results of operations or cash flows.  Management does not currently believe that any such claims will have a material adverse effect on the Company’s financial position, results of operations or cash flows.  Pursuant to SFAS 5, an accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome.  The nature and amount of the losses accrued for the years presented are as follows:

2004

$0.0 million

2005

$0.5 million – personal injury and property damage

2006

$0.5 million – personal injury and property damage

2007 (9 months)

$2.3 million – personal injury and property damage

The Company was previously named as a potentially responsible party in an environmental clean-up action involving a site in Salt Lake City.  The site was the location of chemical operations conducted by a division of an affiliate known as Wasatch Chemical Division, which ceased operation in 1978.  Pursuant to a 1992 Consent Decree, the clean up process has been completed and the site has ongoing ground-water monitoring.  The Company had no responsibility for the clean up and has no obligation for the ongoing monitoring of the site.

The Company has an obligation to treat waste water and monitor the effectiveness of an underground slurry wall that was constructed in 1988 at its operations center in Salt Lake City, Utah.  The slurry wall was built to contain contaminants from an abandoned coal gasification plant that operated on the site from 1908 to 1929.  Yearly monitoring expense is not material.

Form 10-Q for the Fiscal Period Ended September 30, 2007

General

14.

The comments above should be considered in future filings on Form 10-Q to the extent applicable.

Response:

The Company will include the above disclosures as applicable in future Form 10-Q filings with the Commission.

Item 4T. Controls and Procedures, page 9

15.

You state the “Since the Evaluation Date there have not been any changes in [your] internal controls or other factors during the most recent fiscal quarter that could materially affect such controls.”  Please confirm to us, if true that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.  Also, please revise to disclose any change in internal control over financial reporting that occurred during the most recent quarter as opposed to since the evaluation date  that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

Response:

We do confirm that there were no changes in internal controls over financial reporting that occurred during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  We propose to add the following language in future filings with the Commission.

ITEM 4T. CONTROLS AND PROCEDURES.

Changes in Internal Controls

There were no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the quarter ended March 31, 2008.